UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                November 2, 2006

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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MANAGEMENT CHANGES IN TDC COMPANIES

WITH EFFECT AS OF TODAY TDC HAS APPOINTED CHRISTOPH BRAND AS CEO OF TDC'S WHOLLY-OWNED SUBSIDIARY TDC SWITZERLAND AG.

With effect as of today TDC has appointed Christoph Brand as CEO of TDC's wholly-owned subsidiary TDC Switzerland AG. Christoph Brand, aged 37, has a broad experience from the Swiss telecom sector, where he among others has had various management positions in Swisscom. Christoph Brand left Swisscom in April this year.

Christoph Brand replaces Jesper Theill Eriksen, who is appointed as CEO of TDC's wholly-owned subsidiary TDC Mobile International A/S as of today.

In this connection the previous CEO of TDC Mobile International A/S Henning Vest leaves TDC.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

   November 2, 2006                              /s/ FLEMMING JACOBSEN
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        (Date)                                     Flemming Jacobsen
                                                Vice President Treasury